SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-5256

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VF 401K SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

V.F. Corporation

105 Corporate Center Boulevard

Greensboro, North Carolina 27408

VF 401K SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VF 401K Savings Plan

Date: June 25, 2019	By:	/s/ Omorlie Harris
Vice President – Treasurer
VF Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

VF 401K Savings Plan

Greensboro, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the VF 401K Savings Plan (the “Plan”) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, and schedule of delinquent participant contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2019.

Charlotte, North Carolina

June 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants

VF 401K Savings Plan

Greensboro, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the VF 401K Savings Plan (the “Plan”) as of December 31, 2017. In our opinion, this financial statement presents fairly, in all material respects, the net assets of the Plan as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Plan’s management is responsible for this financial statement. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Plante & Moran, PLLC

We served as the Plan’s auditor from 2015 to 2018.

Auburn Hills, Michigan

June 8, 2018

VF 401K SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2018	2017
ASSETS
Participant-directed investments at fair value
Mutual funds	$89,329,805	$83,253,297
Collective investment trusts	736,311,175	742,399,932
Self-directed brokerage accounts	24,871,156	28,346,889
Separately managed fixed income fund	26,384,549	27,467,250
VF Corporation Common Stock fund	135,509,751	162,367,513

Total participant-directed investments at fair value	1,012,406,436	1,043,834,881

Notes receivable from participants	17,078,735	16,672,918

Net assets available for benefits	$1,029,485,171	$1,060,507,799

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2018
Additions to net assets
Investment income (loss)
Interest and dividends	$7,137,154
Net realized and unrealized losses on investments	(62,640,057)

Net investment losses	(55,502,903)

Interest income on notes receivable from participants	817,440

Contributions
Participant contributions	62,854,762
VF Corporation contributions	39,102,372

Total contributions	101,957,134

Total additions	47,271,671

Deductions from net assets
Benefits paid to participants	(133,398,682)
Administrative expenses	(2,029,597)

Total deductions	(135,428,279)

Net decrease in net assets	(88,156,608)
Plan merger	57,133,980

Net assets available for benefits:
Beginning of year	1,060,507,799

End of year	$1,029,485,171

The accompanying notes are an integral part of these financial statements.

VF 401K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A - Description of the Plan

The following description of the VF 401K Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, which is sponsored by VF Corporation (“VF” or the “Company”), is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all U.S. employees of VF and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Administrator is the VF Retirement Plans Committee (the “Committee”).

Plan Mergers

Effective January 1, 2018, the Williamson-Dickie Manufacturing Company Employee Profit Sharing and Retirement Plan was merged into the Plan. Williamson-Dickie Manufacturing Company was acquired by VF Corporation on October 1, 2017. The amendment date to merge the Plans was December 15, 2017. As a result of the merger, the net assets available for benefits totaling $55,529,258 and related participant accounts were transferred into the Plan. In addition, $1,604,722 in loan balances accompanied by applicable security were transferred to the Plan.

Contributions

Eligible employees may elect to contribute between 1% and 50% of their annual compensation on a pre-tax or Roth 401K basis or any combination of the two, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan utilizes a safe harbor design under Internal Revenue Service (“IRS”) regulations in which employee pre-tax and employer matching contributions are not subject to discrimination testing. The Company matches 100% on the first 6% of compensation that a participant contributes to the Plan. Effective January 1, 2018, the Plan was amended to include an eligible automatic enrollment contribution arrangement. Participants are automatically enrolled at a 2% deferral contribution upon attainment of the eligibility requirements, unless the Plan receives documentation from the participant before this date to do otherwise. Effective September 1, 2018, the Plan was amended to include Roth 401K contributions and rollovers.

Participant Accounts

Individual accounts are maintained by the Plan’s record-keeper for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of investment funds’ earnings, and is charged with an allocation of administrative expenses, investment funds’ losses, and withdrawals including benefit payments. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their contributions, and in the Company’s safe harbor matching contributions, plus actual earnings thereon. Participants vest ratably by month in the Company’s contributions made prior to 2015, plus actual earnings thereon, and are fully vested after 5 years of service or upon normal retirement, disability or death.

Investment Options

Fidelity Management Trust Company (“Fidelity”) currently serves as trustee for all Plan investments. Participants may direct the investment of their contributions and the Company’s safe harbor matching contributions into one or more formal investment options offered by the Plan, including various mutual funds, collective investment trusts, a separately managed fixed income fund, and the VF Corporation Common Stock fund, or into various other mutual funds and exchange-traded funds available through a self-directed brokerage account. The terms of the Plan also contain Employee Stock Ownership Plan (“ESOP”) features that are not currently elected by the Plan. As part of the ESOP terms, participants may elect to have dividends from the VF Corporation Common Stock fund paid to them outside of the Plan in cash instead of being reinvested in their Plan account. For the year ended December 31, 2018, approximately $109,000 in dividends were paid to participants in cash.

If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund. Participants may change their deferral percentage and investment direction at any time.

Payment of Benefits

Participants may withdraw the vested value of their accounts upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum or installments, or accounts may be rolled over into another IRS-approved tax deferral account. The Plan provides for mandatory distribution of account balances less than $5,000 following termination of employment; with i) the automatic rollover to an Individual Retirement Account (“IRA”) of any mandatory distributions exceeding $1,000 but equal to or less than $5,000 for which the participant does not elect a direct rollover to an IRA or another qualified plan; and ii) a direct payment to the participant of any mandatory distributions less than $1,000. Subject to certain limitations for assets previously transferred from the Blue Bell Pension Plan, hardship withdrawals are permitted on demonstration of financial hardship, and all fully vested balances are available for distribution after the participant reaches the age of 59 1/2.

Forfeitures

Forfeitures can be used to pay plan expenses or to reduce safe harbor matching contributions. Unused forfeitures at December 31, 2018 and 2017 totaled approximately $3,209,000 and $3,307,000, respectively. During 2018, forfeitures of approximately $682,000 were used to pay plan expenses.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance. They may borrow only from their employee contribution and rollover account balances. They may not borrow from matching or retirement contribution account balances. Notes receivable are collateralized by the participant’s account balance. Participants are charged interest at the Reuters prime rate plus 1% on the first day of the month in which the loan is processed. Participants must repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity. At December 31, 2018, loan interest rates ranged from 3.25% to 6.25%.

Note B - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments as of December 31, 2018 and 2017 are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan considers a loan as in default if any repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which a loan is initially considered past due. Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. During 2018, approximately $2,128,000 was recorded as deemed distributions. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document. Expenses paid by VF are excluded from these financial statements. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account. Investment management fees are recorded net of appreciation in the fair value of investments in the statement of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Note C – Tax Status

The IRS has determined and informed the Company by a letter dated September 20, 2017 that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Plan management believes it is no longer subject to income tax examinations for years prior to 2015.

Note D – Risks and Uncertainties

The Plan provides for investment in mutual funds and collective investment trusts that in turn invest in equity, fixed income, or other securities. The Plan also provides for investment in VF Corporation Common Stock, self-directed brokerage accounts and a separately managed fixed income fund. Investments are exposed to various risks, such as market, interest rate and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

On May 8, 2018, the Company received notice from the U.S. Department of Labor, Employee Benefits Administration, Atlanta Regional Office (“EBSA-Atlanta”) that EBSA-Atlanta opened an investigation to determine whether any violations of ERISA occurred with respect to the Plan covering the period from January 1, 2015 through the present. Plan management believes the investigation is routine in nature. The investigation is pending, and EBSA-Atlanta has not communicated any findings or conclusions.

Note E – Related Party and Party-in-Interest Transactions

The following are transactions considered exempt party-in-interest transactions:

Certain plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan. Fees paid directly to Fidelity for administrative services were approximately $884,000 for the year ended December 31, 2018.

•

Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2018, total fees paid to an independent registered public accounting firm were $41,000.

•

During the plan year 2018, VF Corporation consulted with external legal counsel who conducted plan document and operations reviews. For the year ended December 31, 2018, total fees paid to the legal firms were $293,000.

•	Independent fiduciary services for the Company’s Common Stock fund are paid by the Plan. For the year ended December 31, 2018, total fees paid to the independent fiduciary were $100,000.

•

Investment consultant and advisory fees for the Plan are paid to investment consultants and advisors by the Plan. For the year ended December 31, 2018, total fees paid to investment consultants and advisors were $641,000.

•	Communication, print, and mailing service fees are paid to consultants by the Plan. For the year ended December 31, 2018, total fees paid to communication and printing vendors were $71,000.

Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions. The Plan also invests in the common stock of the Company and, therefore, transactions in these securities also qualify as exempt party-in-interest transactions.

Plan management identified certain instances of delinquent participant contributions totaling $12,197 related to prior years. The contributions were deposited into the Plan in 2019. Lost earnings were deposited, and the related excise taxes were paid in 2019.

Note F - Fair Value Measurements

Accounting standards provide a three-level fair value hierarchy that prioritizes inputs to valuation techniques used to measure and report financial assets and financial liabilities at fair value. The hierarchy is based on the observability and objectivity of pricing inputs, as follows:

•	Level 1 – Quoted prices for identical assets or liabilities in active markets accessible by the Plan.

•

Level 2 – Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, or (iv) information derived from or corroborated by observable market data.

•	Level 3 – Significant unobservable inputs, therefore requiring an entity to develop its own assumptions.

Financial assets and financial liabilities are classified within the hierarchy based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the underlying assets of the Plan measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual funds – Mutual funds represent investments with various investment managers. The mutual funds are valued at the daily closing net asset value as reported by the fund. Mutual funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective investment trusts – These funds are valued at the net asset value (“NAV”) per share of the individual collective trusts included in each respective fund, which is based on the fair value of the underlying net assets. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund that are traded in an active market, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Self-directed brokerage accounts – These accounts may include mutual funds, common stock and exchange-traded funds, all of which are valued at the closing price reported in the active market in which the securities are traded.

Separately managed fixed income fund – The separately managed account is a fixed income fund specifically designed for the participants of the Plan. The Plan owns units in the underlying investments of the fund, which consist of U.S. Treasury and government agency securities and short-term investments. U.S. Treasury securities are valued at the closing price reported in the active market in which the securities are traded. Other U.S. government and related agency securities are valued at using pricing models maximizing the use of observable inputs for similar securities with similar credit ratings. The short-term investments are valued at fair value based on their outstanding balances.

VF Corporation Common Stock fund – This fund is a unitized fund which invests in VF Corporation Common Stock and short-term investments. The Plan owns units in the underlying investments of the fund. The VF Corporation common stock is valued at the closing price reported in the active market in which the security is traded. The short-term investments are mutual funds valued as noted above.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the underlying investments in the Plan as of December 31, 2018:

	Total	Fair Value Measurements
	Investments	Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$89,329,805	$89,329,805	$—	$—
Self-directed brokerage accounts	24,871,156	24,871,156	—	—
Separately managed fixed income fund	26,384,549	17,823,508	8,561,041	—
VF Corporation Common Stock fund	135,509,751	$135,002,889	506,862	—

Total Plan investments in the fair value hierarchy	$276,095,261	$267,027,358	$9,067,903	$—

Investments measured at net asset value
Collective investment trusts (a)	736,311,175

Total Plan investments	$1,012,406,436

The following table sets forth the underlying investments in the Plan as of December 31, 2017:

	Total	Fair Value Measurements:
	Investments	Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$83,253,297	$83,253,297	$—	$—
Self-directed brokerage accounts	28,346,889	28,346,889	—	—
Separately managed fixed income fund	27,467,250	—	27,467,250	—
VF Corporation Common Stock fund	162,367,513	161,659,068	708,445	—

Total Plan investments in the fair value hierarchy	$301,434,949	$273,259,254	$28,175,695	$—

Investments measured at net asset value
Collective investment trusts (a)	742,399,932

Total Plan investments	$1,043,834,881

(a)

Participant transactions (purchases and sales) may occur daily. Redemptions for common collective trusts are permitted with no other restrictions or notice periods and there are no unfunded commitments.

At December 31, 2018, the Plan held 1,892,387 shares of VF Corporation Common Stock, with a fair value of $135,002,889 and a cost basis of $28,464,305, comprising 13% of total net assets available for benefits. At December 31, 2017, the Plan held 2,184,582 shares of VF Corporation Common Stock, with a fair value of $161,659,068 and a cost basis of $28,054,927, comprising 15% of total net assets available for benefits.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period.

Note G - Plan Termination

Although it has not expressed any intention to do so, VF has the right under the Plan to discontinue its contributions at any time and to terminate or modify the Plan at any time subject to the Plan provisions of applicable law. In the event of plan termination, participants will become 100 percent vested in their accounts.

Note H – Subsequent Events

Effective May 22, 2019, net assets available for benefits totaling $205,555,323 were transferred into the Kontoor Brands 401(k) Plan as a result of the separation of the Jeanswear organization and VF OutletTM businesses from VF.

VF 401K Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-1180120

Plan Number: 002

December 31, 2018

(a) (b)	(c)	(e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Mutual funds:
PIMCO	PIMCO Total Return Fund Institutional Class	$36,076,916
Vanguard	Vanguard Federal Money Market Fund	53,252,889

		$89,329,805

	Collective investment trusts:
Blackrock	Blackrock U.S. Equity Index Fund	171,080,000
Blackrock	Blackrock Russell 2500 Index Fund	64,197,552
Blackrock	Blackrock MSCI ACWI ex-US IMI Inde Fund	53,630,822
Blackrock	Blackrock Strategic Completion Fund	8,939,036
JP Morgan	JP Morgan Blend Income Fund C	19,316,125
JP Morgan	JP Morgan Retirement 2020 Fund	55,508,099
JP Morgan	JP Morgan Retirement 2025 Fund	66,423,900
JP Morgan	JP Morgan Retirement 2030 Fund	80,458,631
JP Morgan	JP Morgan Retirement 2035 Fund	62,738,813
JP Morgan	JP Morgan Retirement 2040 Fund	69,710,858
JP Morgan	JP Morgan Retirement 2045 Fund	40,163,997
JP Morgan	JP Morgan Retirement 2050 Fund	28,849,783
JP Morgan	JP Morgan Retirement 2055 Fund	12,377,496
JP Morgan	JP Morgan Retirement 2060 Fund	2,916,063

		$736,311,175

	Self-directed brokerage:
*Fidelity National Financial Services	Self-directed brokerage account investment	$24,871,156

	Seperately managed fixed income account:
FHLG	FHLG 5YR 2.32% 12/21#WA1605	$259,984
FHMS	FHMS 2012-K711 A2 1.73% 07/19	1,746,048
FHMS	FHMS 2014-K503 A2 2.456% 08/19	1,250,457
FHMS	FHMS 2016-KP03 A2 1.78% 07/19	193,544
FHMS	FHMS 2016-K722 A1 2.183% 05/22	492,212
FHR	FHR 2010-3687 CB 2.5% 11/38	93,177
FHR	FHR 2010-3726 EA 2% 07/22	47,984
FHR	FHR 2011-3948 AD 2% 10/21	22,743
FHR	FHR 2014-4302 AB 1.75% 11/29	107,612
FHR	FHR 2014-4399 A 2.5% 07/24	3,863

VF 401K Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-1180120

Plan Number: 002

December 31, 2018

(a) (b)	(c)	(e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
FNA	FNA 2011-M3 A2 3.643% 07/21	$628,120
FNA	FNA 2015-M12 FA 1ML+34 04/20	126,777
FNMA	FNMA 10YR 2% 09/23#MA1585	128,519
FNMA	FNMA 30YR 1.61% 12/19#AM1631	301,904
FNR	FNR 2010-116 AD 2% 08/20	26,021
FNR	FNR 2010-135 HA 2% 01/21	25,733
FNR	FNR 2010-60 D 2.5% 06/20	11,143
FNR	FNR 2011-122 A 3% 12/25	26,955
FNR	FNR 2015-55 JA 2% 07/25	161,624
GNII	GNII ARM 1/24 #008351	4,597
GNII	GNII ARM 11/24 #008542	1,332
GNII	GNII ARM 3.12% 11/21 #008869	972
GNII	GNII ARM 3.37% 1/23 #008123	3,181
GNII	GNII ARM 3.37% 1/26 #008788	1,117
GNII	GNII ARM 3.37% 4/22 #008952	1,292
GNII	GNII ARM 3.37% 5/23 #008191	1,429
GNII	GNII ARM 6.00% 9/25 #008699	2,671
GNII	GNII ARM 0% 01/23#008132	646
GNII	GNII ARM 0% 05/22#008980	1,120
GNII	GNII ARM 1.625% 04/26#008848	2,516
GNII	GNII ARM 1.625% 05/23#008200	974
GNII	GNII ARM 1.625% 08/21#008821	382
GNII	GNII ARM 1.625% 09/23#008279	1,239
GNII	GNII ARM 1.625% 09/34#081054	4,160
GNII	GNII ARM 2.125% 09/21#008840	781
GNII	GNII ARM 2.125% 12/21#008886	673
GNII	GNII ARM 2% 02/21#008748	364
GNII	GNII ARM 2% 09/22#008046	1,336
GNII	GNII 15YR 5.00% 5/20 #003707	4,320
GNII	GNII 15YR 5.5% 03/20#003686	16,723
GNII	GNII 15YR 5.5% 03/23#004092	53,017
GNII	GNII 15YR 5.5% 12/19#003647	5,978
GNII	GNII 15YR 5% 12/19#003646	10,548
GNMA	GNMA 15YR 5.5% 02/19#781710	24
GNMA	GNMA 15YR 5.5% 05/19#631803	5,518

VF 401K Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-1180120

Plan Number: 002

December 31, 2018

(a) (b)	(c)	(e)
Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
GNMA	GNMA 30YR 2.99% 04/20#734998	$113,173
GNR	GNR 2010-149 MP 2.25% 11/39	466,081
GNR	GNR 2011-142 A 2.337% 10/40	479,813
GNR	GNR 2011-68 LJ 2.5% 08/39	1,084,031
GNR	GNR 2012-72 AB 2.0289% 02/46	251,302
NGN	NGN 2010-A1 A 1ML+35 12/7/20	385,312
US Treasury	UST NOTE 1.375% 12/15/19	1,655,044
US Treasury	USTN 1.25% 10/31/21	647,598
US Treasury	USTN 2.625% 05/15/21	2,683,119
US Treasury	USTN 2.75% 09/15/21	3,951,874
US Treasury	USTN 2% 01/15/21	8,269,078
BBH	BBH STIF FUND	616,794

		$26,384,549

	Cash and equivalents:
*Fidelity National Financial Services	FMTC Institutional Cash US Govt Fund	$506,862

	Common stock:
*VF Corporation	VF Corporation Common Stock	$135,002,889

	Participant loans:
*Participants	Participant loans - rates 3.25% - 6.25%	$17,078,735

		$1,029,485,171

*	Party-in-Interest to the Plan
(d)	Cost is omitted in accordance with Department of Labor 29 CFR 2520.103-10, as investments are participant directed.

VF 401K Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number: 23-1180120

Plan Number: 002

Year Ended December 31, 2018

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Trans				Total Fully Corrected Under VFCP and PTE 2002-51
	Are participant loan repayments included	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Plan Year 2015	No	$595.67
Plan Year 2016	Yes	$3,051.28
Plan Year 2017	Yes	$1,609.73
Plan Year 2018	Yes	$6,940.44